Mail Stop 6010

July 8, 2005


Dustin M. Shindo
Chairman of the Board of Directors,
President and Chief Executive Officer
Hoku Scientific, Inc.
2153 North King Street, Suite 300
Honolulu, Hawaii 96819

Re:	Hoku Scientific, Inc.
	Amendment No. 3 to Registration Statement on Form S-1
      Filed July 6, 2005
	Registration No. 333-124423

Dear Mr. Shindo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

The Offering, page 4

1. Please refer to prior comment 3 of our letter dated June 23, 2005.
We note that you addressed this comment previously by including in your disclosure in Amendment No. 2 that the number of shares of common stock that will be outstanding after the offering "includes 543,750 shares of common stock that are subject to repurchase."
It
appears that this disclosure has been eliminated in Amendment No.
3.
Please revise to include the disclosure or tell us why you believe it is properly excluded.

Management`s Discussion and Analysis..., page 26

Financial Operations Review, page 26

Sanyo Electric Co., Ltd., page 27

2. Please clarify, if true, that you do not anticipate receiving any further revenue under your current agreement with Sanyo.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies and Practices, page F-7

Revenue Recognition, page F-7

Please refer to prior comments 8 and 9 from our July 1, 2005 letter.
Please respond to the following comments:

3. It appears that the 2005 Nissan agreement and the Navy contract both include the provision of engineering and development services and options to purchase products. Since you have selected different revenue recognition methods for each of these contracts, please provide us with your analysis of why. Discuss the similarities and differences of the terms of the agreements that resulted in your revenue recognition method selection.

4. With respect to the 2005 Nissan agreement, we note that you will record the service portion of the agreement on a straight-line basis once you begin those services. Please clarify in your response and disclosure when this period ends. That is, clarify whether the straight-line period extends to the termination date of the contract because you will perform services through that date. Please tell us why the straight-line method is appropriate. That is, address whether or not this method is consistent with the way in which you will perform your obligations under the agreement.

5. Also, we note that your June 23, 2005 response refers to services related to both engineering and testing. In that response you stated that engineering service revenue would be recognized on a straight-line basis over the period you performed the testing services, since the testing services are the last deliverable. Discuss when you will perform the engineering services and when you will deliver the products. Explain how you were able to determine that the testing services are the last deliverable, including whether or not you could be required to deliver products after you begin the testing services.

6. We also note that you will record revenue related to products on a straight-line basis from the date that the product is delivered through the end of the term of the agreement. You have previously told us that you cannot determine a fair value for your products, but you can for your services. It appears that the timing of the delivery of the products may occur prior to, during, or after you perform the services. We note from your prior response that you cannot segregate the service and product components of this arrangement into separate units of accounting under paragraph 9 of EITF 00-21. That is, you cannot determine the fair value of an undelivered element. As such, please tell us why you are recording revenues for each element using these methods if you cannot segregate the elements. That is, it appears that you could record product revenue prior to the date that the testing phase begins.

7. With respect to the Navy contract, please discuss your consideration of the guidance in footnotes 2 and 3 of EITF 00-21.

8. Please clarify when you will recognize revenue under the following scenarios. (A) You have completed the engineering services under the contract but the Navy has not decided about the additional options under the agreement. Discuss whether or not there is a contractual time limit under which they must decide whether or not to elect the options. Explain how you would treat circumstances under which you receive no response. That is, consider a scenario where the Navy neither elects nor rejects the options. Please also address the same scenario assuming you complete the first option and are awaiting the
Navy`s decision on the second option. (B) You have completed the engineering services and the Navy has elected both options under the contract. Under this scenario it appears that the last deliverable is the twelve-month testing of the fuel cell plants. As such, explain how you will use the proportional performance method of revenue recognition under this scenario. Please tell us and disclose the basis under which you will measure that performance. (C)
You
have completed the engineering services and the Navy has elected only option one under the contract. Under this scenario it appears that the last deliverable is the delivery of fuel cell plants. As such, explain how you will record revenues. Please tell us and disclose the basis under which you will measure that performance. Please also tell us whether or not your auditors consulted with their national office regarding the recognition of revenue under the Navy contract.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.


      Sincerely,



      Russell Mancuso
      Branch Chief


cc:	Timothy J. Moore, Esq.
	John T. McKenna, Esq.
	Nicole C. Deiger, Esq.
	Scott B. Paul, Esq.
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Dustin H. Shindo
Hoku Scientific, Inc.
July 8, 2005
Page 4